SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

AMÉRICA MÓVIL’S FIRST QUARTER OF 2012

FINANCIAL AND OPERATING REPORT

Mexico City, April 26, 2012 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the first quarter of 2012.

•        América Móvil finished March with 306 million accesses—7.7% more than in the first quarter of 2011—after adding in the first quarter 4.2 million wireless subscribers and 1.9 million RGUs.  This figure comprises 246 million wireless subscribers, 30 million landlines, 16 million broadband accesses and 14 million PayTV clients.

•        A significant portion of the new RGUs came from Brazil, which has become our largest fixed-line operation by accesses with 25.2 million RGUs.  In the wireless sphere, Brazil added 1.2 million new subscribers in the period and Mexico 1.1 million, while Central America and the Caribbean obtained 529 thousand net adds and Peru and the U.S. added around 360 thousand clients each.

•        At 192 billion Mexican pesos, our first quarter revenues were up 12.4% from the year-earlier quarter. Fixed-line revenues grew 7.1% and wireless revenues 15.8% in Mexican peso terms, the latter accounting for 62.5% of total revenues.

•        At constant exchange rates mobile data services increased by 31%, followed by PayTV revenues at 25% and those from fixed-line data at 9%.  Several of our subsidiaries posted double digit revenue growth in local currency terms.

•        EBITDA of 67.5 billion pesos was 6.3% higher than a year before helping bring about an operating profit of 42.0 billion pesos. The EBITDA margin stood at 35.1%.

•        The appreciation of various currencies relative to the U.S. dollar led to a foreign exchange gain that resulted in a comprehensive financing income of 5.8 billion pesos, helping us register a net profit of 32.6 billion pesos in the period that was 37.5% higher in Mexican peso terms than the one registered the prior year.

•        Earnings per share increased 43.3% year-on-year to 42 Mexican pesos cents.

•        Our net debt stood at 318 billion pesos at the end of March, down from 332 billion pesos at the close of December.  It was equivalent to 1.2 times EBITDA (LTM).

•        We covered capital expenditures in the amount of 24.2 billion pesos, acquired shares of Telmex worth 7.3 billion pesos and bought back 6.9 billion of America Movil stock, and still managed to retire in flow terms 3.8 billion pesos of debt.

América Móvil Fundamentals

	1Q12	1Q11	Var. %
EPS (Mex$)(1)	0.42	0.30	43.3%
Earning per ADR (US$)(2)	0.65	0.49	33.0%
Net Income (millions of Mex$)	32,641	23,744	37.5%
Shares Outstanding as of Dec 31st (billion) (3)	76.81	80.07	-4.1%
ADRs Outstanding as of Dec 31st (millions) (4)	855	1,095	-21.9%
(1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) All figures in the table reflect retroactively the 2:1 split that became effective on June 29th, 2011 (4) As per Bank of NY Mellon

Relevant Events

Embratel exercised the call option by which it acquired the control of Net Serviços, the Brazilian cable company. On April 5th, Embratel announced that it will launch a tender offer for the shares it does not currently own and if the results of the tender offer allow it, intends to delist the stock.  Embratel currently owns 92.2% of Net Serviços.

We are consolidating the results of Net Serviços from January 1st.  We are also changing the presentation of our financial results in two ways: 1) we will be presenting our sales revenues in gross terms and not netting out the commissions paid to distributors for the activation of new wireless subs, a practice that we began two years ago, and 2) we will be defining our EBITDA as the amount resulting from adding depreciation and amortization charges to the operating profit obtained under IFRS.

Presenting gross as opposed to net revenues will facilitate the comparison with other telecom companies that also report under IFRS and do not net out the commissions.  As for the change in EBITDA, it essentially accounts for the fact that under IFRS there is no distinction between operating and non-operating income and costs: they are all taken into account to come up with the concept of operating profit.  One important item considered to be a cost under IFRS is the employee profit sharing that is mandatory by Law in Mexico, Peru and Ecuador. The information presented here corresponding to the first quarter of 2011 has been adjusted so as to be comparable.

América Móvil Subsidiaries as of December 2011

Country	Brand	Business	Equity Participation	Consolidation Method
Mexico	Telcel	Wireless	100.0%	Global Consolidation Method
	Telmex	Wireline	97.2%	Global Consolidation Method
	Sección Amarilla(1)	Other	100.0%	Global Consolidation Method
	Telvista	Other	88.7%(3)	Global Consolidation Method
Argentina	Claro	Wireless	100.0%	Global Consolidation Method
	Telmex(1)	Wireline	99.5%(2)	Global Consolidation Method
Brazil	Claro	Wireless	100.0%	Global Consolidation Method
	Embratel(1)	Wireline	97.6%	Global Consolidation Method
	Net	Cable	87.8%	Global Consolidation Method
Chile	Claro	Wireless	100.0%	Global Consolidation Method
	Telmex(1)	Wireline	100.0%	Global Consolidation Method
Colombia	Comcel	Wireless	99.4%	Global Consolidation Method
	Telmex	Wireline	99.4%	Global Consolidation Method
Dominicana	Claro	Wireless/Wireline	100.0%	Global Consolidation Method
Ecuador	Claro	Wireless	100.0%	Global Consolidation Method
	Telmex(1)	Wireline	100.0%	Global Consolidation Method
El Salvador	Claro	Wireless/Wireline	95.8%	Global Consolidation Method
Guatemala	Claro	Wireless/Wireline	99.3%	Global Consolidation Method
Honduras	Claro	Wireless/Wireline	100.0%	Global Consolidation Method
Nicaragua	Claro	Wireless/Wireline	99.6%	Global Consolidation Method
Panama	Claro	Wireless	99.7%	Global Consolidation Method
Paraguay	Claro	Wireless	100.0%	Global Consolidation Method
Peru	Claro	Wireless	100.0%	Global Consolidation Method
	Telmex(1)	Wireline	99.6%	Global Consolidation Method
Puerto Rico	Claro	Wireless/Wireline	100.0%	Global Consolidation Method
Uruguay	Claro	Wireless/Wireline	100.0%	Global Consolidation Method
USA	Tracfone	Wireless	98.2%	Global Consolidation Method

(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.5%
(2) Telmex owns the remaining 2.66% of the stock
(3) AMX owns directly 45%and 45% through its subsidiary Telmex

Total Accesses

We finished March with 306 million accesses, 7.7% more than in the first quarter of 2011. This figure includes 246 million wireless subscribers, 30 million landlines, 16 million broadband accesses and 14 million PayTV clients. PayTV was our fastest growing division having seen the number of its clients grow 32.9% from the year before. In South America, our fixed-line RGUs were up 27.8% to 31.2 million, largely driven by Brazil which has turned into our largest operation in terms of fixed-line accesses.

Wireless Subscribers

América Móvil added 4.2 million wireless subscribers in the first quarter to finish the period with 246 million wireless subscribers, 6.5% more than a year before. A fourth of our net adds were postpaid, a segment whose growth was particularly strong in Colombia and Mexico where contract net adds exceeded by 23.7% and 16.7% respectively those obtained a year before.

Brazil gained 1.2 million new subscribers in the period and Mexico 1.1 million. Our operations in Central America and the Caribbean obtained 529 thousand net adds, more than twice as many as in the same quarter of 2011.  Peru and Tracfone in the US added around 360 thousand clients each, while the Argentinean block and Colombia registered 271 and 201 thousand new clients, respectively.

At the end of March, our subscriber base comprised 67 million subscribers in Mexico, 62 million in Brazil, 29 million in Colombia and 20 million in the US. We also had 20 million clients in Argentina and 19 million overall in Central America and the Caribbean.

Wireless Subscribers as of December 2011

Thousands
Total(1)
Country	Mar'12	Dic'11	Var.%	Mar'11	Var.%
Mexico	66,737	65,678	1.6%	65,655	1.6%
Brazil	61,596	60,380	2.0%	53,438	15.3%
Chile	5,656	5,537	2.2%	5,046	12.1%
Argentina, Paraguay & Uruguay	21,015	20,744	1.3%	19,701	6.7%
Colombia	29,020	28,819	0.7%	30,014	-3.3%
Ecuador	11,149	11,057	0.8%	10,859	2.7%
Peru	11,612	11,254	3.2%	9,998	16.1%
Central America & The Caribbean	19,053	18,524	2.9%	17,649	8.0%
USA	20,131	19,762	1.9%	18,529	8.6%
Total Wireless Lines	245,969	241,755	1.7%	230,889	6.5%

Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated. *Central America includes Panama and Costa Rica in every table.

Fixed Revenue Generating Units

We ended March with 60 million revenue generating units after adding 1.9 million new accesses in the quarter. A significant portion of the new accesses came from Brazil, which is our largest fixed-line operation with 25.2 million RGUs, followed by Mexico with 22.7 million RGUs, Central America and the Caribbean with a combined 5.8 million and Colombia with 3.7 million. Peru, Ecuador and the Argentinean block posted annual RGU increases of around 50%, while Brazil’s came in at 28.5%.

Fixed-Line and Other Accesses (RGUs) as of December 2011

Thousands
Total*
Country	Mar'12	Dic'11	Var.%	Mar'11	Var.%
Mexico	22,668	22,766	-0.4%	23,130	-2.0%
Brazil	25,182	23,588	6.8%	19,594	28.5%
Colombia	3,734	3,549	5.2%	3,094	20.7%
Ecuador	190	174	9.2%	125	51.9%
Peru	740	690	7.2%	483	53.2%
Argentina, Uruguay & Paraguay	335	306	9.7%	227	48.0%
Chile	1,041	1,030	1.1%	916	13.6%
Central America & Caribbean	5,848	5,781	1.2%	5,516	6.0%
Total RGUs	59,737	57,884	3.2%	53,084	12.5%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

Having undergone significant turmoil in the second half of 2011, world financial markets observed a remarkable stabilization during the first quarter of 2012 that may have been partly responsible for better-than-expected economic activity in several countries in our region of operation, with appreciating currencies in many Latin American countries boosting consumer confidence.

Consolidated first quarter revenues increased 12.4%—8.9% at constant exchange rates—from the year-earlier quarter to 192 billion pesos. Fixed-line revenues grew 7.1% and wireless revenues 15.8% in Mexican peso terms, the latter accounting for 62.5% of total revenues.

Although still in its early stages, the expansion of mobile data revenues topped all other revenue items in the quarter: at constant exchange rates they were up 30.7% year-on-year followed by PayTV revenues at 25.4%—which already reflect the consolidation of Net Serviços—and those from fixed-line data at 8.5%.  Several of our subsidiaries posted double digit revenue growth in local currency terms helped along by wireless data revenues.

We are seeing a significant move towards multiple-play services as our clients seek new services from us, with more double and triple-play plans and even quaduple-play plans where mobile and fixed services are bundled together.

EBITDA of 67.5 billion pesos was 6.3% higher than a year before in peso terms and 3.3% at constant exchange rates, with service costs generally rising faster than revenues on account of rapid postpaid subscriber growth, increased content charges and the rolling-out and maintenance of larger and more spread-out networks. In relation to revenues, the EBITDA margin was down to 35.1% from 37.1%.  The decline in the EBITDA margin also reflects the new conformation of our business lines, with Tracfone in the U.S. having become a higher volume, lower margin business, and with our PayTV operations becoming increasingly relevant.

Our operating profits reached 42 billion pesos after depreciation and amortization charges of 25.5 billion pesos that were in line, relative to revenues, with those of the year-earlier quarter. The appreciation of various currencies relative to the U.S. dollar, particularly the Mexican peso, led to a foreign exchange gain of 19.3 billion pesos in the quarter that resulted in our posting a comprehensive financing income of 5.8 billion pesos.

We registered a net profit of 32.6 billion pesos in the period that was 37.5% higher in Mexican peso terms than the one registered the prior year.  Our net profit per share rose to 42 peso cents from 30 cents the year before, a 43.3% annual increase which was determined in part by the 4.1% reduction in the average number of AMX shares outstanding.

America Movil's Income Statement (IFRS)
Millions of MxP
	1Q12	1Q11	Var.%

Service Revenues	177,142	158,002	12.1%
Equipment Revenues	15,356	13,276	15.7%
Total Revenues	192,498	171,278	12.4%

Cost of Service	57,935	49,052	18.1%
Cost of Equipment	25,696	20,577	24.9%
Selling, General & Administrative Expenses	39,685	36,232	9.5%
Others	1,659	1,924	-13.8%
Total Costs and Expenses	124,974	107,785	15.9%

EBITDA	67,524	63,493	6.3%
% of Total Revenues	35.1%	37.1%

Depreciation & Amortization	25,506	23,439	8.8%

EBIT	42,018	40,054	4.9%
% of Total Revenues	21.8%	23.4%

Net Interest Expense	4,522	3,396	33.1%
Other Financial Expenses	8,938	3,322	169.0%
Foreign Exchange Loss	-19,280	-4,593	-319.7%
Comprehensive Financing Cost (Income)	-5,821	2,125	-373.9%

Income & Deferred Taxes	15,012	12,454	20.5%
Net Income before Minority Interest and Equity	32,826	25,474	28.9%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	13	15	-10.8%
Minority Interest	-199	-1,745	88.6%
Net Income	32,641	23,744	37.5%

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Mar '12	Dec '11	Var.%		Mar '12	Dec '11	Var%

Cash & Securities	60,344	64,503	-6.4%	Short Term Debt**	30,719	28,550	7.6%
Accounts Receivable	114,145	137,169	-16.8%	Accounts Payable	169,850	192,111	-11.6%
Other Current Assets	19,189	11,674	64.4%	Other Current Liabilities	45,865	55,693	-17.6%
Inventories	28,837	34,538	-16.5%		246,434	276,354	-10.8%
	222,515	247,884	-10.2%

Non Current Assets
Plant & Equipment	476,957	497,165	-4.1%
Investments in Affiliates	2,007	1,163	72.6%	Non Current Liabilities
				Long Term Debt	347,712	368,015	-5.5%
Deferred Assets				Other Non Current Liabilities	31,446	30,879	1.8%
Goodwill (Net)	104,096	104,675	-0.6%		379,158	398,894	-4.9%
Intangible	46,339	52,045	-11.0%
Deferred Assets	71,743	70,845	1.3%	Shareholder's Equity	298,064	298,530	-0.2%

Total Assets	923,657	973,777	-5.1%	Total Liabilities and Equity	923,657	973,777	-5.1%

Our net debt stood at 318 billion pesos at the end of March—equivalent to 1.2 times LTM EBITDA—down from 332 billion pesos at the close of December.  Whereas such reduction is to some extent the result of the appreciation of the Mexican peso, in particular, vis-à-vis the U.S. dollar, it was also brought about by our cash flow.  We covered capital expenditures in the amount of 24.2 billion pesos, acquired shares of Telmex worth 7.3 billion pesos and bought back 6.9 billion of America Movil stock, and still managed to retire in flow terms 3.8 billion pesos of debt.

Financial Debt of América Móvil*

Millions of U.S. Dollars
	Dec-11	Mar-12
Peso Denominated Debt	5,313	5,891
Bonds and other securities	5,309	5,886
Banks and others	4	4
U.S. Dollar - denominated debt	14,151	13,691
Bonds and other securities	12,348	12,348
Banks and others	1,803	1,343
Debt denominated in other currencies	8,881	9,975
Bonds and other securities	7,488	8,068
Banks and others	1,393	1,907
Total Debt	28,346	29,556
* This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure

Mexico

Wireless net additions in the first quarter of the year totaled 1.1 million subscribers, of which 317 thousand were postpaid clients, bringing our subscriber base in Mexico to 66.7 million.  The rate of growth of our postpaid base was 17.3% from the year before. Our subscriber gains on number portability have accelerated, amounting to 298 thousand in the first quarter alone. On the fixed-line front we finished March with 22.7 million lines, 2.0% less than in the year-earlier quarter, as the increase in broadband accesses, 511 thousand, could not offset the 973 thousand reduction in fixed telephony lines.

Our revenues totaled 66.2 billion pesos in the first quarter.  They were up 3.9%year-on-year with wireless service revenues expanding 6.8%on the back of mobile data revenues that increased 34.1%. Fixed-line revenues were down 3.1% with voice revenues plummeting 9.8% on account of a 41.6% reduction in revenues linked to fixed to mobile calls as Telmex passed on to the public the full benefit of the reduction in mobile termination rates.

Wireless revenues accounted for 62.4% of the total.  In spite of a 15% increase in MOUs to 250, the highest ever for Telcel, wireless voice revenues were brought down 4.3% by an 18.6% reduction in our average price per minute of voice.  The latter incorporates, among other things, the impact of the sharp reduction in interconnection rates that took effect last year. Wireless data revenues have continued to increase their share of wireless revenues, which has now reached 30.9%.

Our EBITDA was down 3.7% in the first quarter from the prior year to 30.6 billion pesos.  The EBITDA margin declined from 49.9% to 46.3% as subscriber acquisition costs soared because of postpaid growth and as revenues from fixed to mobile calls dropped on both the fixed and the wireless platforms.

Income Statement (IFRS) México
Millions of MxP
	1Q12	1Q11	Var %	Jan - Mar '12	Jan - Mar '11	Var.%

Total Revenues	66,221	63,737	3.9%	66,221	63,737	3.9%
Wireless Revenues	41,298	38,750	6.6%	41,298	38,750	6.6%
Service Revenues	35,202	32,961	6.8%	35,202	32,961	6.8%
Equipment Revenues	6,108	5,812	5.1%	6,108	5,812	5.1%
Fixed Line and Other Revenues	26,336	27,188	-3.1%	26,336	27,188	-3.1%

EBITDA	30,646	31,810	-3.7%	30,646	31,810	-3.7%
% total revenues	46.3%	49.9%		46.3%	49.9%

EBIT	24,531	25,414	-3.5%	24,531	25,414	-3.5%
%	37.0%	39.9%		37.0%	39.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)

	1Q12	1Q11	Var.%
Wireless Subscribers (thousands)	66,737	65,655	1.6%
Postpaid	7,777	6,631	17.3%
Prepaid	58,960	59,025	-0.1%
MOU	250	217	15.3%
ARPU (MxP)	177	169	4.7%
Churn (%)	3.6%	3.1%	0.6
Revenue Generating Units (RGUs)*	22,668	23,130	-2.0%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

At the end of March, our operations in Argentina, Paraguay and Uruguay had 21 million wireless subscribers, 6.7% more than the prior year. Net adds for the quarter—271 thousand—were four times greater than in the first quarter of 2011. We also had 335 thousand RGUs, having increased 48.0% over the year.

First quarter revenues were up 20.3% year-on-year to 3.5 billion Argentinean pesos. Wireless service revenue growth was 17.4% and fixed-line revenues 17.8% helped along by the 30.5% increase in fixed-broadband revenues. Wireless voice revenues climbed 20.2% on greater ARPU and better pricing while wireless data revenues increased 12.4%. Wireless data revenues represent nearly a third of wireless service revenues.

Our EBITDA of 1.3 billion Argentinean pesos was 15.2% higher than that of the prior year and was equivalent to 37.2% of revenues. The EBITDA margin declined from the year-earlier quarter mostly as a result of the rise of inflation-linked costs.

The first phase of mobile number portability was implemented in Argentina in mid-March. Claro Argentina has high quality standards and a network with great capillarity, better 3G coverage and speeds, and should stand to benefit from this new scheme as other subsidiaries have done in those countries where number portability has been put into practice.

Income Statement (IFRS) Argentina, Paraguay & Uruguay
Millions of ARP
	1Q12	1Q11	Var %	Jan - Mar '12	Jan - Mar '11	Var.%

Total Revenues	3,464	2,879	20.3%	3,464	2,879	20.3%
Wireless Revenues	3,274	2,747	19.2%	3,274	2,747	19.2%
Service Revenues	2,879	2,452	17.4%	2,879	2,452	17.4%
Equipment Revenues	390	294	32.6%	390	294	32.6%
Fixed Line and Other Revenues	200	170	17.8%	200	170	17.8%

EBITDA	1,289	1,118	15.2%	1,289	1,118	15.2%
% total revenues	37.2%	38.8%		37.2%	38.8%

EBIT	1,071	952	12.5%	1,071	952	12.5%
%	30.9%	33.1%		30.9%	33.1%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Uruguay & Paraguay Operating Data (IFRS)

	1Q12	1Q11	Var.%
Wireless Subscribers (thousands)	21,015	19,701	6.7%
Postpaid	2,770	2,565	8.0%
Prepaid	18,245	17,135	6.5%
MOU	141	135	4.2%
ARPU (ARP)	46	42	10.7%
Churn (%)	2.3%	2.7%	(0.4)
Revenue Generating Units (RGUs)	335	227	48.0%

* Fixed Line and Broadband

Brazil

We ended March with 86.8 million accesses in Brazil. Pay-TV was our fastest growing division, its number of clients having risen 42.6% compared to the year-earlier quarter to 10.6 million. Fixed-broadband came second with a 27.9% increase, to 5.1 million accesses. In the quarter Brazil became América Móvil’s largest operation in terms of fixed-RGUs. Our wireless subscriber base was up 15.3% year-on-year to finish the period with 61.6 million clients after net additions of 1.2 million in the quarter.

Total revenues of 7.7 billion reais were 9.6% higher than those obtained the prior year as wireless revenues, 3.3 billion reais, increased 5.3% and fixed-line revenues 11.5%.  These account for 62.3% of our Brazilian revenues, with PayTV representing 21% of the total.  Revenue growth was led by PayTV, whose revenues rose 28.8%, and by fixed and wireless data, whose sales were up 12.5% and 26.2% respectively. We have been an important catalyst for growth of PayTV penetration on both the cable and satellite platforms.

The quarter’s EBITDA came in at nearly two billion reais and was 3.4% greater than in the year-earlier quarter. The EBITDA margin stood at 25.6% of revenues declining 1.5 percentage points on account of greater costs associated to customer service—we had an important increase in the number of Customer Care Centers and employees on Call Centers—and to the expansion and maintenance of our networks.

Income Statement (IFRS) Brazil
Millions of BrL
	1Q12	1Q11	Var %	Jan - Mar '12	Jan - Mar '11	Var.%

Total Revenues	7,661	6,989	9.6%	7,661	6,989	9.6%
Wireless Revenues	3,255	3,092	5.3%	3,255	3,092	5.3%
Service Revenues	3,057	2,951	3.6%	3,057	2,951	3.6%
Equipment Revenues	194	143	35.7%	194	143	35.7%
Fixed Line and Other Revenues	4,773	4,280	11.5%	4,773	4,280	11.5%

EBITDA	1,960	1,895	3.4%	1,960	1,895	3.4%
% total revenues	25.6%	27.1%		25.6%	27.1%

EBIT	577	589	-2.0%	577	589	-2.0%
%	7.5%	8.4%		7.5%	8.4%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)

	1Q12	1Q11	Var.%
Wireless Subscribers (thousands)	61,596	53,438	15.3%
Postpaid	12,864	10,930	17.7%
Prepaid	48,732	42,508	14.6%
MOU	105	90	16.5%
ARPU (MxP)	17	19	-10.7%
Churn (%)	3.7%	3.3%	0.4
Revenue Generating Units (RGUs)*	25,182	19,594	28.5%
* Fixed Line and Broadband

Colombia

We finished the quarter with 29 million wireless subscribers having added 201 thousand new clients in the first three months of 2012. Postpaid net adds, 146 thousand, were 23.7% higher than in the precedent year contributing to a 13.9% increase in our postpaid subscriber base. Our fixed-line RGUs were up 20.7% relative to the year before to 3.7 million with fixed-broadband accesses jumping 43.4% year-on-year; that was our fastest growing product line.

The quarter’s revenues of 2.4 trillion Colombian pesos exceeded by 14.7% those obtained the prior year. Wireless service revenues were up 12.1% on the back of data revenue growth of 26.5%. The increased usage of 3G value-added services and the 16.5% rise of MOUs brought about a 14.6% expansion in ARPU. Wire-line revenues, which at 428 billion Colombian pesos represent around 18% of the total, were 21% higher than those seen a year before driven by wire-line data revenues that climbed 26.5%, about the same as wireless data revenues.

Our EBITDA totaled 1.1 trillion Colombian pesos in the quarter, surpassing by 18.1% that of the same period of 2011. Our EBITDA margin climbed 1.3 percentage points in the year to 47.0%.

Income Statement (IFRS) Colombia
Billions of COP
	1Q12	1Q11	Var %	Jan - Mar '12	Jan - Mar '11	Var.%

Total Revenues	2,401	2,094	14.7%	2,401	2,094	14.7%
Wireless Revenues	1,957	1,728	13.2%	1,957	1,728	13.2%
Service Revenues	1,735	1,547	12.1%	1,735	1,547	12.1%
Equipment Revenues	217	174	24.7%	217	174	24.7%
Fixed Line and Other Revenues	428	353	21.0%	428	353	21.0%

EBITDA	1,129	956	18.1%	1,129	956	18.1%
% total revenues	47.0%	45.7%		47.0%	45.7%

EBIT	811	652	24.5%	811	652	24.5%
%	33.8%	31.1%		33.8%	31.1%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)

	1Q12	1Q11	Var.%
Wireless Subscribers (thousands)	29,020	30,014	-3.3%
Postpaid	4,901	4,304	13.9%
Prepaid	24,119	25,710	-6.2%
MOU	230	198	16.5%
ARPU (CoP)	19,979	17,434	14.6%
Churn (%)	4.2%	3.1%	1.2
Revenue Generating Units (RGUs)*	3,734	3,094	20.7%

* Fixed Line and Broadband

Chile

Our wireless subscriber base was up 12.1% year-on-year to 5.7 million after adding 119 thousand new subscribers in the quarter. Our postpaid subscriber base grew almost three times faster—25.2%—than the prepaid one. On the fixed-line platform, RGUs topped one million, having risen 13.6% over the year.

Revenues of 165.8 billion Chilean pesos were 13.2% higher than those of the year-earlier quarter. Our wireless service revenues increased 20.0% on the back of data revenues that increased 34.8% and voice revenues that climbed 17.3%.  ARPU was up 6.5% driven, for the most part, by the growth of our voice-plus-data plans. Wire-line revenues, which account for almost a third of the total, were up 5.8% as fixed-broadband revenues rose 30.1%.

EBITDA for the quarter was down 16.4% from the prior year to 12.7 billion Chilean pesos, or 7.7% of revenues, on higher network costs stemming from greater coverage and higher maintenance charges.

Mobile number portability was introduced in Chile on January 16th. To date, we have had net gains of over 45 thousand ported numbers.

Income Statement (IFRS) Chile
Millions of ChP
	1Q12	1Q11	Var %	Jan - Mar '12	Jan - Mar '11	Var.%

Total Revenues	165,831	146,543	13.2%	165,831	146,543	13.2%
Wireless Revenues	117,759	100,946	16.7%	117,759	100,946	16.7%
Service Revenues	103,680	86,375	20.0%	103,680	86,375	20.0%
Equipment Revenues	14,271	14,571	-2.1%	14,271	14,571	-2.1%
Fixed Line and Other Revenues	51,181	48,359	5.8%	51,181	48,359	5.8%

EBITDA	12,742	15,241	-16.4%	12,742	15,241	-16.4%
% total revenues	7.7%	10.4%		7.7%	10.4%

EBIT	-21,716	-16,482	-31.8%	-21,716	-16,482	-31.8%
%	-13.1%	-11.2%		-13.1%	-11.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Income Statement (IFRS) Chile Operating Data

	1Q12	1Q11	Var.%
Wireless Subscribers (thousands)	5,656	5,046	12.1%
Postpaid	1,103	881	25.2%
Prepaid	4,554	4,166	9.3%
MOU	218	189	15.5%
ARPU (ChP)	6,195	5,816	6.5%
Churn (%)	5.6%	5.3%	0.3
Revenue Generating Units (RGUs)*	1,041	916	13.6%

* Fixed Line and Broadband

Ecuador

We had 11.1 million wireless subscribers at the end of March after adding 91 thousand in the first quarter, with postpaid net adds of 75 thousand helping us post a 22.9% increase in our postpaid base. On the fixed-line platform RGUs expanded 51.9% relative the precedent year, to 190 thousand.

Our revenues rose 9.2% to 381 million dollars. Wireless service revenues were up 10.0% as ARPUs climbed 6.5%. On the fixed-line front, our revenues posted a 35.6% increase over the year, although from what is still a small base.

The quarter’s EBITDA was up 17.3% to 183 million dollars. The margin, equivalent to 48.0% of revenues, has risen 3.3 percentage points from the year-earlier quarter.

On the wireless front, we continue to benefit from number portability as we have the better quality of service and coverage.

Income Statement (IFRS) Ecuador
Millions of Dollars
	1Q12	1Q11	Var.%	Jan - Mar '12	Jan - Mar '11	Var.%

Total Revenues	381	349	9.2%	381	349	9.2%
Wireless Revenues	372	342	8.7%	372	342	8.7%
Service Revenues	323	294	10.0%	323	294	10.0%
Equipment Revenues	49	48	2.0%	49	48	2.0%
Fixed Line and Other Revenues	10	8	35.6%	10	8	35.6%

EBITDA	183	156	17.3%	183	156	17.3%
% total revenues	48.0%	44.7%		48.0%	44.7%

EBIT	142	119	18.8%	142	119	18.8%
%	37.2%	34.2%		37.2%	34.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Ecuador Operating Data (IFRS)

	1Q12	1Q11	Var.%
Wireless Subscribers (thousands)	11,149	10,859	2.7%
Postpaid	1,732	1,409	22.9%
Prepaid	9,417	9,450	-0.4%
MOU	163	165	-1.4%
ARPU (Usd)	10	9	6.5%
Churn (%)	2.2%	2.1%	0.1
Revenue Generating Units (RGUs)*	190	125	51.9%
* Fixed Line and Broadband

Peru

After adding 358 thousand subscribers in the first quarter we ended March with 11.6 million clients, 16.1% more than a year before, with our postpaid subscriber base soaring 40.6%. On the fixed-line platform RGUs were up 53.2% to 740 thousand.

Revenues topped one billion soles and were 15.1% higher than those of a year before. Wireless service revenues grew 16.5% as data revenues jumped 49.7%; they now account for 23.2% of service revenues. ARPU was slightly higher than the year before buoyed by data. Fixed line revenues increased 9.6% over the year as PayTV and data revenue growth of 20.5% and 21.6% respectively, more than offset the decline in voice revenues.

First quarter EBITDA of 421 million soles, equivalent to 41.6% of revenues, was 10.3% higher than that of 2011. The decline in the EBITDA margin from 43.4% to 41.6% stems from employee profit sharing costs and the termination of incentives that formerly countered certain obligations associated with the concession.

Income Statement (IFRS) Peru
Millions of Soles
	1Q12	1Q11	Var.%	Jan - Mar '12	Jan - Mar '11	Var.%

Total Revenues	1,012	879	15.1%	1,012	879	15.1%
Wireless Revenues	903	782	15.4%	903	782	15.4%
Service Revenues	781	670	16.5%	781	670	16.5%
Equipment Revenues	121	105	16.0%	121	105	16.0%
Fixed Line and Other Revenues	133	122	9.6%	133	122	9.6%

EBITDA	421	382	10.3%	421	382	10.3%
% total revenues	41.6%	43.4%		41.6%	43.4%

EBIT	307	271	13.3%	307	271	13.3%
%	30.3%	30.8%		30.3%	30.8%
*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)

	1Q12	1Q11	Var.%
Wireless Subscribers (thousands)	11,612	9,998	16.1%
Postpaid	2,030	1,444	40.6%
Prepaid	9,582	8,554	12.0%
MOU	109	106	2.9%
ARPU (Sol)	23	23	0.5%
Churn (%)	3.2%	3.4%	(0.2)
Revenue Generating Units (RGUs)*	740	483	53.2%

* Fixed Line and Broadband

Central America and the Caribbean

We added 529 thousand wireless subscribers in the quarter to finish the period with 19.0 million wireless clients. Our net additions more than doubled compared to that of the prior year reflecting the acquisition of Digicel’s former operations in Honduras and the launch last year of our Costa Rica operations. On the fixed-line front, we had 5.8 million RGUs, 6.0% more than in 2011, of which PayTV is the fastest growing division with a 19.8% increase.

Wireless service revenues were 12.0% higher than in the same quarter of 2011 with data revenues surging 58.4%, helping bring about a 3.4% increase in ARPU. However, fixed-line revenues declined 8.8% in the quarter on lower voice revenues. PayTV revenues were up 17.3% in the period.

First quarter EBITDA of 270 million dollars was 17.2% below that of the prior year and the margin for the quarter, 28.4%, was also down.  The decline in EBITDA is related to the costs associated to our start-up in Costa Rica and the effect of the consolidation of the assets recently acquired in Honduras, which reported EBITDA losses. In the absence of the aforementioned items the EBITDA margin for the period would have been 31.3%.

In February, we were awarded an 18-year license to sell IP-TV in Puerto Rico. We are also in the midst of the deployment of LTE networks in the island and shall be launching our enhanced services later in the quarter.

Income Statement (IFRS) Central America and The Caribbean
Millions of Dollars
	1Q12	1Q11	Var.%	Jan - Mar '12	Jan - Mar '11	Var.%

Total Revenues	952	933	2.0%	952	933	2.0%
Wireless Revenues	546	508	7.5%	546	508	7.5%
Service Revenues	492	440	12.0%	492	440	12.0%
Equipment Revenues	43	44	-3.4%	43	44	-3.4%
Fixed Line and Other Revenues	412	452	-8.8%	412	452	-8.8%

EBITDA	270	326	-17.2%	270	326	-17.2%
% total revenues	28.4%	34.9%		28.4%	34.9%

EBIT	2	82	-97.6%	2	82	-97.6%
%	0.2%	8.8%		0.2%	8.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America and the Caribbean Operating Data (IFRS)

	1Q12	1Q11	Var.%
Wireless Subscribers (thousands)	19,053	17,649	8.0%
Postpaid	2,507	2,124	18.0%
Prepaid	16,547	15,524	6.6%
MOU	203	197	3.2%
ARPU (Usd)	9	9	3.4%
Churn (%)	3.4%	3.4%	-
Revenue Generating Units (RGUs)*	5,848	5,516	6.0%

* Fixed Line and Broadband

United States

We ended March with 20.1 million clients, 8.6% more than a year before, after adding 369 thousand subs in the first quarter.

Our first quarter revenues, 1.1 billion dollars, were 24.4% higher than those of the prior year. ARPUs rose 13.2%, reflecting the change in the mix of our commercial plans that has tilted towards higher-volume schemes.  Minutes of use per client per month reached 404 while data revenues continued rising rapidly, with an annual pace of 44.6%.

The quarter’s EBITDA of 140 million dollars more than doubled that of the prior year. At 12.9% of revenues the EBITDA margin was 5.6 percentage points higher than that of the same period of 2011.

Income Statement (IFRS) United States
Millions of Dollars
	1Q12	1Q11	Var.%	Jan - Mar '12	Jan - Mar '11	Var.%

Total Revenues	1,083	870	24.4%	1,083	870	24.4%
Service Revenues	970	781	24.3%	970	781	24.3%
Equipment Revenues	112	89	25.8%	112	89	25.8%

EBITDA	140	63	121.2%	140	63	121.2%
% total revenues	12.9%	7.3%		12.9%	7.3%

EBIT	132	56	135.5%	132	56	135.5%
%	12.2%	6.4%		12.2%	6.4%

United States Operating Data (IFRS)

	1Q12	1Q11	Var.%
Wireless Subscribers (thousands)	20,131	18,529	8.6%
MOU	404	354	14.2%
ARPU (Usd)	16	14	13.2%
Churn (%)	3.9%	4.1%	(0.2)

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin – The ratio of EBITDA to total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. A technology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-basedcontent and packet-based data services.  It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – A company’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period.  It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA – The ratio of total short and long term debt minus cash and securities to trailing

12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Exchange Rates Local Currency Units per USD

	1Q12	1Q11	Var.%	Jan - Mar 12	Jan - Mar 11	Var.%

Mexico
EoP	12.80	11.97	7.0%	12.80	11.97	7.0%
Average	13.02	12.08	7.8%	13.02	12.08	7.8%

Brazil
EoP	1.82	1.63	11.9%	1.82	1.63	11.9%
Average	1.77	1.67	6.0%	1.77	1.67	6.0%

Argentina
EoP	4.38	4.05	8.0%	4.38	4.05	8.0%
Average	4.34	4.01	8.1%	4.34	4.01	8.1%

Chile
EoP	487	479	1.7%	487	479	1.7%
Average	489	482	1.6%	489	482	1.6%

Colombia
EoP	1,785	1,879	-5.0%	1,785	1,879	-5.0%
Average	1,801	1,878	-4.1%	1,801	1,878	-4.1%

Guatemala
EoP	7.69	7.69	0.0%	7.69	7.69	0.0%
Average	7.77	7.83	-0.7%	7.77	7.83	-0.7%

Honduras
EoP	19.41	19.03	2.0%	19.41	19.03	2.0%
Average	19.29	19.03	1.4%	19.29	19.03	1.4%

Nicaragua
EoP	23.25	22.15	5.0%	23.25	22.15	5.0%
Average	23.10	22.02	4.9%	23.10	22.02	4.9%

Costa Rica
EoP	513.83	506.16	1.5%	514	506	1.5%
Average	515.44	508.35	1.4%	515	508	1.4%

Peru
EoP	2.67	2.81	-4.9%	2.67	2.81	-4.9%
Average	2.68	2.78	-3.5%	2.68	2.78	-3.5%

Paraguay
EoP	4,324	4,130	4.7%	4,324	4,130	4.7%
Average	4,445	4,501	-1.3%	4,445	4,501	-1.3%

Uruguay
EoP	19.54	19.20	1.8%	19.54	19.20	1.8%
Average	19.53	19.60	-0.3%	19.53	19.60	-0.3%

Dominican Republic
EoP	39.10	37.91	3.1%	39.10	37.91	3.1%
Average	38.43	37.75	1.8%	38.43	37.75	1.8%

Jamaica
EoP	87.30	85.75	1.8%	87.30	85.75	1.8%
Average	86.98	85.81	1.4%	86.98	85.81	1.4%

Exchange Rates Local Currency units per Mexican Peso

	1Q12	1Q11	Var.%	Jan - Mar 12	Jan - Mar 11	Var.%

USA
EoP	0.08	0.08	-6.5%	0.08	0.08	-6.5%
Average	0.08	0.08	-7.2%	0.08	0.08	-7.2%

Brazil
EoP	7.03	7.35	-4.4%	7.03	7.35	-4.4%
Average	7.37	7.25	1.7%	7.24	7.18	0.9%

Argentina
EoP	2.92	2.95	-1.0%	2.92	2.95	-1.0%
Average	3.00	3.01	-0.3%	2.95	2.98	-1.1%

Chile
EoP	0.026	0.025	5.2%	0.026	0.025	5.2%
Average	0.027	0.025	6.0%	0.026	0.025	5.3%

Colombia
EoP	0.0072	0.0064	12.7%	0.0072	0.0064	12.7%
Average	0.0072	0.0064	12.3%	0.0071	0.0064	11.5%

Guatemala
EoP	1.66	1.56	6.9%	1.66	1.56	6.9%
Average	1.67	1.54	8.5%	1.65	1.53	7.8%

Honduras
EoP	0.66	0.63	4.9%	0.66	0.63	4.9%
Average	0.67	0.63	6.3%	0.66	0.63	5.5%

Nicaragua
EoP	0.55	0.54	1.9%	0.55	0.54	1.9%
Average	0.56	0.55	2.7%	0.55	0.54	2.0%

Costa Rica
EoP	0.02	0.02	5.4%	0.02	0.02	5.4%
Average	0.03	0.02	6.3%	0.02	0.02	5.5%

Peru
EoP	4.80	4.27	12.5%	4.80	4.27	12.5%
Average	4.85	4.35	11.6%	4.77	4.31	10.8%

Paraguay
EoP	0.0030	0.0029	2.2%	0.0030	0.0029	2.2%
Average	0.0029	0.0027	9.1%	0.0029	0.0027	8.3%

Uruguay
EoP	0.66	0.62	5.1%	0.66	0.62	5.1%
Average	0.67	0.62	8.1%	0.66	0.61	7.3%

Dominican Republic
EoP	0.33	0.32	3.7%	0.33	0.32	3.7%
Average	0.34	0.32	5.9%	0.33	0.32	5.1%

Jamaica
EoP	0.15	0.14	5.1%	0.15	0.14	5.1%
Average	0.15	0.14	6.3%	0.15	0.14	5.5%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning.  Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report.  In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 1, 2012

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact